EXHIBIT 99.1

Additional Update on COVID-19 Compassionate Use with Opaganib in Israel Provided by RedHill Biopharma

All five patients have shown an improved CRP, with four of the five patients also demonstrating measurable clinical improvement, including required supplemental oxygenation and higher lymphocyte counts
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Opaganib was administered to all five patients in addition to standard-of-care, including hydroxychloroquine background therapy, and was well tolerated
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Opaganib’s unique mechanism of action has both anti-viral and anti-inflammatory activities, targeting a critical host factor, minimizing potential development of resistance due to viral mutations
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Compassionate use plan in Italy to be converted to a clinical study, in line with the global shift to generate more robust data in a controlled setting for regulatory purposes

TEL-AVIV, Israel and RALEIGH, N.C., April 17, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today provided an additional update on the compassionate use program with its investigational drug, opaganib (Yeliva®, ABC294640)1, in patients with confirmed SARS-CoV-2 infection (COVID-19) in Israel.

Following the recently announced preliminary findings of clinical improvement in the first two COVID-19 patients treated with opaganib at a leading hospital in Israel, three additional patients have been treated with opaganib, leading to a total of five patients, four of whom have demonstrated measurable improvement within days following treatment initiation.

At the time of treatment initiation, all five patients suffered from moderate to severe acute respiratory symptoms related to SARS-CoV-2 infection, required supplemental oxygenation and were hypoxic despite being treated with supplemental oxygen. The first patient has now completed 14 days of opaganib therapy, safely, with continuous improvement.

Preliminary findings from all five patients have shown an improved C-Reactive Protein (CRP) with four of the five patients also demonstrating measurable clinical improvement, including required supplemental oxygenation and higher lymphocyte counts within days following treatment initiation with opaganib. Two patients were entirely weaned from supplemental oxygenation, one of whom has been discharged from the hospital, and another patient was released from the intensive care unit (ICU) within a few days from treatment initiation with opaganib.

Opaganib was administered to the hospitalized patients in addition to standard-of-care, which included hydroxychloroquine (HCQ) as background therapy. Opaganib was well tolerated at the doses administered and no opaganib-related treatment emergent adverse events have been reported to date.

“We are very pleased with the continued clinical improvement in four of the first five COVID-19 patients treated thus far with opaganib,” said Mark L. Levitt, MD, Ph.D., Medical Director at RedHill. “We continue to work diligently to make opaganib available under compassionate use to additional hospitals and countries, and we hope to see similar clinical outcomes in additional COVID-19 patients planned to be treated with opaganib.”

To find out more about RedHill Biopharma's Expanded Access policy, please visit: www.redhillbio.com/expandedaccess.

In order to facilitate access to opaganib, various programs are currently under discussion in other countries. Following further communication with the Italian Medicines Agency (AIFA), and in line with the current global shift from compassionate use programs with COVID-19 therapeutic candidates to more rigorously-controlled studies, the compassionate use program in Italy is planned to be converted to a clinical study in order to generate more robust clinical data in a controlled setting for regulatory purposes.

A total of 131 subjects have been dosed with opaganib to date in ongoing and completed Phase 1 and Phase 2 clinical studies in oncology indications in the U.S., in pharmacokinetic studies in healthy volunteers in the U.S., and under the existing FDA-approved expanded access requests from physicians for individual oncology patients, establishing safety and tolerability in humans both in the U.S. and ex-U.S.

Pre-clinical data have demonstrated both anti-viral and anti-inflammatory activities of opaganib, with the potential to reduce lung inflammatory disorders, such as pneumonia, and mitigate pulmonary fibrotic damage. Several prior pre-clinical studies support the potential role of sphingosine kinase-2 (SK2) in the replication-transcription complex of positive-strand single-stranded RNA viruses, similar to coronavirus, and its inhibition may potentially inhibit viral replication. Pre-clinical in vivo studies2 have demonstrated that opaganib decreased fatality rates from influenza-virus infection and ameliorated Pseudomonas aeruginosa-induced lung injury.

About Opaganib (ABC294640, Yeliva®)
Opaganib, a new chemical entity, is a proprietary, first-in-class, orally-administered, sphingosine kinase-2 (SK2) selective inhibitor with anticancer, anti-viral and anti-inflammatory activities, targeting multiple oncology, inflammatory and gastrointestinal indications. By inhibiting SK2, opaganib blocks the synthesis of sphingosine 1-phosphate (S1P), a lipid-signaling molecule that promotes cancer growth and pathological inflammation. By inhibiting SK2, opaganib potentially blocks viral replication complex and pathological inflammation. Opaganib was originally developed by U.S.-based Apogee Biotechnology Corp. and completed multiple successful pre-clinical studies in oncology, inflammation, GI and radioprotection models, as well as a Phase 1 clinical study in cancer patients with advanced solid tumors. Opaganib received Orphan Drug designation from the U.S. FDA for the treatment of cholangiocarcinoma and is being evaluated in a Phase 1/2a in advanced cholangiocarcinoma and in a Phase 2 study in prostate cancer. Opaganib is also being evaluated for the treatment of coronavirus (COVID-19) in confirmed COVID-19 patients in Israel. The development of opaganib has been supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee Biotechnology Corp., including from the NCI, BARDA, the U.S. Department of Defense and the FDA Office of Orphan Products Development.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal diseases. RedHill promotes the gastrointestinal drugs Movantik® for opioid-induced constipation in adults3, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults4 and Aemcolo® for the treatment of travelers’ diarrhea in adults5. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) Opaganib (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 1/2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, including forward-looking statements regarding the preliminary findings from the treatment of COVID-19 patients with opaganib, the Company’s discussions to increase the accessibility of opaganib under compassionate use program authorizations, as well as potential emergency clinical development programs. The treatment with opaganib in Israel is administered under a compassionate use program in accordance with the Israeli Ministry of Health guidelines. The findings to date are only preliminary, are based on clinical results of a very limited number of patients and are not part of a clinical study. There is no guarantee that these patients will continue to show clinical improvement or that other patients will show similar clinical improvement. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the clinical condition of the patients treated with opaganib will not continue to improve and may worsen, the risk that other COVID-19 patients treated with opaganib will not show any clinical improvement, the risk that clinical trials of opaganib in Italy or elsewhere for the treatment of COV-19, if conducted at all, will not show any improvement in patients, the development risks of early-stage discovery efforts for a disease that is still little understood, including difficulty in assessing the efficacy of opaganib for the treatment of COVID-19, if at all; intense competition from other companies developing potential treatments and vaccines for COVID-19; the effect of a potential occurrence of patients suffering serious adverse events using opaganib under the compassionate use programs as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Senior VP Business Development & Licensing RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	IR contact (U.S.): Timothy McCarthy, CFA, MBA Managing Director, Relationship Manager LifeSci Advisors, LLC +1-212-915-2564 tim@lifesciadvisors.com

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1 Opaganib is an investigational new drug, not available for commercial distribution.
2 Xia C. et al. Transient inhibition of sphingosine kinases confers protection to influenza A virus infected mice. Antiviral Res. 2018 Oct; 158:171-177. Ebenezer DL et al. Pseudomonas aeruginosa stimulates nuclear sphingosine-1-phosphate generation and epigenetic regulation of lung inflammatory injury. Thorax. 2019 Jun;74(6):579-591.
3 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
4 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin, and rifabutin) is available at: www.Talicia.com.
5 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.